Exhibit 99.1

SIGMA LITHIUM COMPLETES FULL YEAR OF CONSISTENT OPERATIONAL CADENCE WITH 22,000t OF QUINTUPLE ZERO GREEN LITHIUM LOADED AT THE PORT; ACHIEVED ZERO WORK ACCIDENTS FOR 365 DAYS

HIGHLIGHTS

•	Sigma Lithium demonstrates the consistent operational cadence of a seasoned producer completing its first year of production with the 11th shipment of 22,000t of Quintuple Zero Green Lithium loaded at the Port.

•	By achieving this cadence of shipments, the Company concluded the fastest ramp-up in the lithium industry amongst current producers, and one of the fastest in the base metals industry.

•	The Company reached on Aug. 9 another operational milestone of a seasoned producer, achieving 365 consecutive days with no fatalities and zero accidents with loss of workdays amongst its 618 employees.

o	As a result, the Company was catapulted to the equivalent of second place in the ICMM (International council on Mining and Metals) combined safety rankings.

São Paulo, Brazil – (August 12, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, BVMF: S2GM34, TSXV: SGML), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, announces it concluded one year of consistent operational shipping cadence by completing the trucking to the Port of its eleventh delivery of 22,000t of Quintuple Zero Lithium to be shipped this week.

The price is initially set at a premium floating price of 8.75% of LME Lithium Hydroxide quoted at LME (CIF Shanghai basis).

On Aug. 9, the Company also completed 365 consecutive days with zero fatalities and zero accidents with loss of workdays amongst its 618 employees. This impeccable operational track-record caps a first year of intense focus on worker safety and health, creating a culture of safety and operational efficiency inspired by the case study of Alcoa “safety habits of excellence” under Paul O’Neill. [LINK HERE]

Sigma Lithium achieved a level of operational maturity toward employee safety consistent with the large metals and mining companies at ICMM (International Council on Mining and Metals) in just its first year of operation. The Company was catapulted to the equivalent of second place in the ICMM combined TRIFR and FFR health and safety rankings: its TRIFR (Total Recordable Injuries Frequency Rate) was 1.25 and FFR (Fatalities Frequency Rate) was Zero.

This represents a remarkable operational improvement from the Company’s previous index of 75 days without accidents with loss of workdays, back in August 2023.

•	The Company was able to improve its safety record with personnel on site even as it became a producer demonstrating its ability to manage safely the increased staff of a total of 1,510 personnel deployed.

CEO and Co-Chairperson Ana Cabral notes: “We are pleased to be able to mark our one-year anniversary of shipments with this double milestone in a further testament to how far the Company has come over the last 12 months. Our employees are an integral part of our operational excellence, driving this remarkable health & safety achievement of 365 days without any accidents with lost workdays. Fostering a culture of health & safety excellence amongst our employees helped create a level of focus on efficiency that underpins our focus on margins and our ability to withstand the ebbs and flows of lithium price cycles.”

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Qualified Persons Disclaimer

Other disclosures in this news release of a scientific or technical nature at the Grota do Cirilo Project have been reviewed and approved by Iran Zan AusimM (Membership number FAusIMM (329132)), who is considered, by virtue of his education, experience and professional association, a Qualified Person under the terms of NI 43-101. Mr. Zan is not considered independent under NI 43-101 as he is Sigma Lithium co-Head of Geology and co-General Manager of Sigma Lithium. Mr. Zan has verified the technical data disclosed in this news release not related to the current Mineral Resource estimate disclosed herein.

ABOUT SIGMA LITHIUM

Sigma Lithium (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium is one of the world’s largest lithium producers with an annual production capacity of 270,000 tonnes of chemical grade lithium concentrate (36,700 LCE annually). The Company operates at the forefront of environmental and social sustainability in the EV battery materials supply chain at its Grota do Cirilo Operation in Brazil. The Company produces Quintuple Zero Green Lithium at its state-of-the-art Greentech lithium plant that delivers zero carbon lithium, produced with zero dirty power, zero potable water, zero toxic chemicals and zero tailings’ dams.

Phase 1 of the project entered commercial production in 2Q23 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually).The Company has issued a Final Investment Decision formally approving construction to nearly double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 expansion of its Greentech Plant.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

+1 (201) 819-0303

matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Groto do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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